October 12, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	MedAssets, Inc. Registration Statement on Form S-4 (File No. 333-175729)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MedAssets, Inc. (the “Issuer”) hereby respectfully requests on behalf of itself and the guarantors signatory to the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) (such guarantors, together with the Issuer, the “Registrants”) that the effectiveness of the Registration Statement be accelerated to become effective on October 13, 2011 at 1:00 p.m., Eastern Standard Time or as soon as practicable thereafter.
     The Issuer hereby acknowledges on behalf of the Registrants the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their respective responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We request that we be notified of such effectiveness by a telephone call to Manuel Miranda of Willkie Farr & Gallagher LLP at (212) 728-8747 and that such effectiveness also be confirmed in writing.
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Very truly yours,
MEDASSETS, INC.

By:	/s/ Lance M. Culbreth Name: Lance M. Culbreth
Title: Chief Accounting Officer

cc:	Morgan Elwyn, Willkie Farr & Gallagher LLP